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Exhibit 99(a)(1)(xvii)

Motorola Waives Condition and Extends Tender Offer for Shares of Next Level Communications

        SCHAUMBURG, Ill., March 10, 2003 /PRNewswire-FirstCall/—Motorola, Inc., (NYSE: MOT) today announced that it was amending its offer to (a) waive a condition to the offer that Motorola own at least 90% of the issued and outstanding shares of Next Level common stock as a result of the offer and (b) clarify that, based on information about Next Level's capitalization provided to Motorola by Next Level's financial advisors, Motorola believes that it needs only 12,904,456 shares tendered in order to satisfy the "Minimum Tender Condition." This number is approximately 1.5 million shares less than the number that Motorola had originally estimated was required.

        Motorola also announced that, in light of these changes to the offer, Motorola has extended the tender offer deadline for shares of Next Level Communications that it does not own until 5:00 p.m., Friday, March 14, 2003.

        As of Friday, March 7, 2002, approximately 4.3 million shares of Next Level stock had been tendered or committed to be tendered as part of the tender offer first announced on January 13, 2003, and commenced on January 27, 2003, consisting of approximately 3,350,292 shares that have been tendered, and notices of guaranteed delivery that have been received in respect of approximately 953,347 additional shares.

        Don McLellan, Corporate Vice President of Mergers and Acquisitions, stated that "through the tender offer, Motorola is offering a solution that we believe provides Next Level shareholders a significant premium to Next Level's intrinsic value and preserves Next Level's technology for its customers." In fact, the $1.04 offer price represents a premium of 11.8% to the closing price of $0.93 on Friday, March 7, 2003, a premium of 14.4% premium over the closing price on January 10, 2003, the day before Motorola announced the Offer and premiums of 28.6%, 22.6% and 17.7% over the 90, 20 and 5 trading days ending on January 10, 2003.

Next Level May Consider Financing at Levels Below $1.04

        In addition to announcing that it currently does not have enough financing to remain a going concern beyond the third quarter of 2003, Next Level recently stated that it was considering third party financing alternatives that depend on Motorola's willingness to surrender rights granted to Motorola to induce Motorola to invest in Next Level over the past two years and which represent fundamental economic elements of these investments.

        "To enable Next Level stockholders to make an informed decision regarding Next Level's financial condition in the event our tender offer is not completed, Motorola believes that Next Level should publicly disclose the terms of the financings that Next Level claims might be available," McLellan said. "During discussions that took place last week, a representative of the independent committee of Next Level's board of directors indicated that Next Level may propose financing transactions at valuations below Motorola's offer of $1.04 per share. Motorola's offer of $1.04 provides stockholders with certainty of value. Motorola encourages all Next Level shareholders who have not already done so to tender their shares and receive value significantly in excess of Next Level's current trading price," McLellan added.

        Next Level shareholders who have any questions or need assistance, including assistance in tendering shares should contact the Information Agent, Georgeson Shareholder Communications, toll free at (866) 203-9357.

Notice For Next Level Securityholders

        Next Level securityholders and other interested parties are urged to read Motorola's tender offer statement and other relevant documents filed with the SEC because they contain important information. Next Level security holders will be able to receive such documents free of charge at the SEC's web site, www.sec.gov, from Motorola, Inc. at 1303 E. Algonquin Road, Schaumburg, Illinois 60196, ATTN: Investor Relations, or by calling Georgeson Shareholder toll free at (866) 203-9357. Copies of the full text of the Chancery Court's opinions denying Next Level's motions for preliminary injunction and interlocutory appeal are also available by contacting Motorola at the above address or by calling Georgeson Shareholder at the above telephone number.

About Motorola

        Motorola, Inc. (NYSE: MOT—News) is a global leader in providing integrated communications and embedded electronic solutions. Sales in 2002 were $26.7 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better for people, honored traditions that began when the company was founded 75 years ago this year. For more information, please visit: www.motorola.com.

Business Risks

        Statements in this news release and other announcements that relate to consummation of the tender offer and any subsequent merger and the impact of the reintegration of Next Level into Motorola described herein are "forward- looking statements". These statements are based on management's current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied and, following the consummation of the tender offer and the merger, Motorola's ability to successfully reintegrate Next Level operations, retain key employees, reduce costs, general economic factors and capital market conditions, and general industry trends. Motorola wishes to caution the reader that these factors, as well as other factors described in Motorola's SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

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Media Contact:
Jennifer Weyrauch
1+847-523-3250
 Jennifer.Weyrauch@motorola.com

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Exhibit 99(a)(1)(xvii)
Motorola Waives Condition and Extends Tender Offer for Shares of Next Level Communications